Filed by Cole Credit Property Trust II, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Registration Statement No. 333-187122

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Cole Credit Property Trust II, Inc.

Cole Credit Property Trust II, Inc. (CCPT II) and Spirit Realty Capital, Inc. (Spirit) have entered into an agreement and plan of merger. Pursuant to the merger agreement, CCPT II and Spirit will combine through a merger of Spirit with and into CCPT II, with CCPT II surviving the merger. If completed, the merger will create one of the largest publicly traded triple-net-lease real estate investment trusts, or REITs, in the United States with a pro forma enterprise value of approximately $7.1 billion as of January 18, 2013. The combined company will be named “Spirit Realty Capital, Inc.” and is expected to trade on the New York Stock Exchange, or NYSE, under the symbol “SRC.” The current management team of Spirit will continue on as the management team of the combined company following the merger.

Please submit a proxy to vote your shares in connection with the merger and the other matters to be considered at the CCPT II Annual Meeting of Stockholders as promptly as possible to make sure that your shares of CCPT II common stock are represented at the meeting. It is important that you vote your shares, even if you only own a small number of shares. Before you vote, you should read the proxy materials.

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Additional Information and Where to Find It

This document is not a substitute for the Registration Statement on Form S-4 (File No. 333-187122) that CCPT II Filed with the SEC in connection with the proposed merger with Spirit, or the definitive joint proxy statement/prospectus sent to security holders of CCPT II and Spirit on or about April 2, 2013 seeking their approval of the proposed merger. INVESTORS AND SECURITY HOLDERS OF CCPT II AND SPIRIT ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED APRIL 2, 2013, WHICH WAS SENT TO SECURITY HOLDERS OF CCPT II AND SPIRIT ON OR ABOUT APRIL 2, 2013,

AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents Filed by CCPT II and Spirit with the SEC at the SEC’s web site at www.sec.gov. Copies of the documents Filed by CCPT II with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations. Copies of the documents filed by Spirit with the SEC will be available free of charge on Spirit’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations.

Participants in the Solicitation

CCPT II and Spirit and their respective directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from CCPT II’s stockholders and Spirit’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is available in the joint proxy statement/prospectus filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the merger and the ability to consummate the merger. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this document, and we do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

This Web site is neither an offer to sell nor a solicitation of an offer to purchase any Cole Investment Program. Cole Investment Programs are only offered by means of a Prospectus. This material must be read in conjunction with a Prospectus in order to understand fully all the implications and risks of an offering of securities to which it relates. Neither the Securities and Exchange Commission nor any state securities regulator has passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

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Securities distributed by affiliate broker-dealer: Cole Capital Corporation, Member FINRA/SIPC.

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